Exhibit 99.1

August 11, 2022	324-8th Avenue SW, 8th floor Calgary AB, T2P 2Z2 www.computershare.com

To:	All Canadian Securities Regulatory Authorities

NASDAQ Exchange

Subject: REUNION NEUROSCIENCE INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	Aug 23, 2022
Record Date for Voting (if applicable) :	Aug 23, 2022
Beneficial Ownership Determination Date :	Aug 23, 2022
Meeting Date :	Sept 29, 2022
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	76134G103	CA76134G1037

Sincerely,

Computershare

Agent for REUNION NEUROSCIENCE INC.